UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2019

Commission File Number 001-34837

MAKEMYTRIP LIMITED

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

Mauritius

(Jurisdiction of incorporation or organization of registrant)

19th Floor, Building No. 5

DLF Cyber City

Gurugram, 122002, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

MakeMyTrip Limited (“MakeMyTrip”) is incorporating by reference the information set forth in this Form 6-K into its automatically effective resale shelf registration statement on Form F-3 (File No. 333-219337) dated July 18, 2017, as amended.

Other Events

Annual meeting of shareholders

On September 6, 2019, MakeMyTrip issued a notice to cancel its annual general meeting on September 12, 2019. Such annual general meeting was cancelled as a result of recent appointments to the Board of Directors (as announced by MakeMyTrip on August 30, 2019 pursuant to the changes in shareholding between MIH Internet SEA Pte. Ltd. and Ctrip.com International, Ltd. (“Ctrip”), and as further described below) and the requirement for such newly appointed Directors to hold office only until the next annual general meeting of MakeMyTrip, pursuant to Article 86(3) of MakeMyTrip’s constitution.

On September 6, 2019, MakeMyTrip issued its notice and form of proxy for its annual meeting to be held in Gurugram, India on September 30, 2019.

Copies of the notice of cancellation of annual meeting, the press release containing details of MakeMyTrip’s annual meeting, notice of annual meeting and form of proxy are attached hereto as Exhibit 99.1, Exhibit 99.2, Exhibit 99.3 and Exhibit 99.4, respectively.

Appointment and resignation of directors

Vivek N. Gour, an independent director of MakeMyTrip, notified the Board of Directors of MakeMyTrip of his intention to resign from the Board of Directors of MakeMyTrip, effective September 6, 2019. In addition, Mr. Gour resigned as the chairman of the audit committee and as chairman of the compensation committee. Mr. Gour indicated that his decision to resign was based on personal reasons and was not a result of any disagreement with MakeMyTrip on any matter relating to its operations, policies or practices. On September 6, 2019, the Board of Directors accepted and approved the resignation of Mr. Gour and thanked Mr. Gour for his service as a director of MakeMyTrip.

Following the resignation of Mr. Gour, Xiangrong Li was appointed as an independent director of MakeMyTrip, effective September 6, 2019 pursuant to Section 2.01(b) of the amended and restated investor rights agreement entered into between Ctrip and MakeMyTrip on April 26, 2019 (“Amended and Restated Investor Rights Agreement”). The Board of Directors of MakeMyTrip has determined that Ms. Li satisfies the independence requirements of Rule 5605 of the NASDAQ Marketplace Rules (“NASDAQ Rules”) and the independence requirements of Rule 10A-3 under the Securities Exchange Act of 1934 (the “Exchange Act”). The Board of Directors determined that Ms. Li qualifies as an audit committee financial expert within the meaning of the SEC rules and appointed Ms. Li as a member of the audit committee and the compensation committee. The Board of Directors appointed Xiangrong Li as the chairperson of the audit committee, and Aditya Tim Guleri as the chairperson of the compensation committee.

Following the resignation of Mr. Gour and the appointment of Ms. Li as a director:

I. Board of Directors

The Board consists of 10 directors. The table below sets forth the name and position of each of MakeMyTrip’s Directors:

Name	Position/Title
Deep Kalra	Director, Group Chairman and Group Chief Executive Officer
Rajesh Magow	Director and Chief Executive Officer — India
Gyaneshwarnath Gowrea	Director(2)
James Jianzhang Liang	Director(2)
Jane Jie Sun	Director(1)(2)
Cindy Xiaofan	Director(1)(2)
Xing Xiong	Director(1)(2)
Aditya Tim Guleri	Director(2)(3)
Xiangrong Li	Director(1)(2)(3)
Paul Laurence Halpin	Director(2)

_____________________________

(1) Will stand for re-election as a director of MakeMyTrip at the annual general meeting on September 30, 2019.

(2) An independent director within the meaning of Rule 5605 of the NASDAQ Rules.

(3) An independent director within the meaning of Rule 10A-3 of the Exchange Act.

II. Audit Committee

The audit committee consists of two members, Xiangrong Li and Aditya Tim Guleri and is chaired by Xiangrong Li with Cindy Xiaofan Wang as a non-voting observer. Each member of the audit committee satisfies the independence requirements of Rule 5605 of the NASDAQ Rules and the independence requirements of Rule 10A-3 under the Exchange Act. MakeMyTrip follows the home country practice that permits its audit committee to consist of less than three members, in lieu of complying with Rule 5605(c)(2)(A) of the NASDAQ Rules that requires each company to have an audit committee of at least three members.

III. Compensation Committee

The compensation committee consists of four members, Aditya Tim Guleri, Xiangrong Li, James Jianzhang Liang and Cindy Xiaofan Wang, and is chaired by Aditya Tim Guleri. Each member of the compensation committee satisfies the independence requirements of Rule 5605 of the NASDAQ Rules.

IV. Nominations Committee

MakeMyTrip currently does not have in place a nominations committee, and the actions ordinarily taken by such committee are resolved by a majority of the independent directors on its board, and in certain circumstances, by Mr. Deep Kalra and Mr. Rajesh Magow as set out in the Amended and Restated Investor Rights Agreement. As a foreign private issuer, MakeMyTrip is permitted to follow home country corporate governance practices under Rule 5615(a)(3) of the Nasdaq Rules. MakeMyTrip’s home country practice differs from Rule 5605(e) of the NASDAQ Rules regarding implementation of a nominations committee charter or board resolution, because MakeMyTrip, as a holder of a Global Business License 1 issued by the Financial Services Commission of Mauritius is not required under Mauritius law to establish a nominations committee.

A brief description of the position and business experience of Xiangrong Li is set forth below.

Xiangrong Li has served as the deputy general manager and financial controller of Beijing Tourist Hotel (Group) Co. Ltd., a company listed on the Shanghai Stock Exchange since April 2016, following its merger with Homeinns Hotel Group (previously listed on NASDAQ with stock ticker HMIN). Ms. Li was employed with Unilever for various positions from 1993 to 2010, including serving as the financial controller for greater China region from 2007 to 2010. Ms. Li served as the chief financial officer of Hengdeli Holdings Ltd, a company listed on the Stock Exchange of Hong Kong, from 2010 to August 2014. Ms. Li served as the chief financial officer of Homeinns Hotel Group from August 2014 to April 2016. Ms. Li obtained a graduation certificate for her bachelor’s degree in international accounting jointly awarded by the Shanghai University of Finance and Economic and Shanghai International Studies Institute (now known as Shanghai International Studies University) in July 1993. She obtained a master’s degree in executive management business administration from China Europe International Business School in September 2008 and is now a senior member of The Association of Chartered Certified Accountants and a member of The Chinese Institute of Certified Public Accountants.

Exhibit

99.1	Notice of cancellation of annual meeting, dated September 6, 2019

99.2	Press release, dated September 6, 2019.

99.3	Notice of annual meeting to shareholders, dated September 6, 2019.

99.4	Form of proxy.

99.5

Consolidated financial statements of MakeMyTrip Limited for the fiscal year ended March 31, 2019 (incorporated by reference to Exhibit 99.4 to the Form 6-K (File No. 001-34837) as filed with the Securities and Exchange Commission on August 19, 2019).

99.6

Unconsolidated financial statements of MakeMyTrip Limited for the fiscal year ended March 31, 2019 (incorporated by reference to Exhibit 99.5 to the Form 6-K (File No. 001-34837) as filed with the Securities and Exchange Commission on August 19, 2019).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there under duly authorized.

Date: September 6, 2019

MAKEMYTRIP LIMITED

By:	/s/ Deep Kalra
Name:	Deep Kalra
Title:	Group Chairman and Group Chief Executive Officer

EXHIBIT INDEX

99.1	Notice of cancellation of annual meeting, dated September 6, 2019
99.2	Press release, dated September 6, 2019.

99.3	Notice of annual meeting to shareholders, dated September 6, 2019.

99.4	Form of proxy.

99.5

Consolidated financial statements of MakeMyTrip Limited for the fiscal year ended March 31, 2019 (incorporated by reference to Exhibit 99.4 to the Form 6-K (File No. 001-34837) as filed with the Securities and Exchange Commission on August 19, 2019).

99.6

Unconsolidated financial statements of MakeMyTrip Limited for the fiscal year ended March 31, 2019 (incorporated by reference to Exhibit 99.5 to the Form 6-K (File No. 001-34837) as filed with the Securities and Exchange Commission on August 19, 2019).